Exhibit 99.1

B COMMUNICATIONS LTD.

144 Menachem Begin Street

Tel Aviv 6492102, Israel

NOTICE OF 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 30, 2020

Dear Shareholders:

In compliance with the Companies Law, 5759-1999 of the State of Israel and the regulations promulgated thereunder (the “Companies Law”), we cordially invite you to the 2020 Annual General Meeting of Shareholders (the “Annual Meeting”) of B Communications Ltd. (“BCOM” or the “Company”) to be held on Thursday, April 30, 2020, at 4:00 p.m. (Israel time), at the Company’s offices at 144 Menachem Begin Street, Tel Aviv 649210, Israel.

The Annual Meeting is being called for the following purposes:

(1) Re-election of each of Darren Glatt, Phil Bacal, Ran Fuhrer, Stephen Joseph, Tomer Raved and Shlomo Zohar to serve as a director of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal;

(2) Reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as the Company’s independent registered public accountants for the year ending December 31, 2020 and until the Company’s next annual general meeting of shareholders, and authorization of the Company’s board of directors (the “Board”) (upon recommendation of the audit committee of the Board) to fix their remuneration; and

(3) Amendment of the maximum indemnification amount for all current directors and officers of BCOM to the greater of 25% of shareholders’ equity and $15 million, under the D&O indemnification letters to which those directors and officers are party with the Company.

(4) Adoption of a “run-off” directors and officers liability, or D&O, insurance policy that will cover (a) those directors and officers of BCOM who served in their roles in the period prior to December 2019, when Searchlight Capital Partners acquired a controlling interest in the Company (most of those directors and officers resigned or were replaced), as well as (b) certain additional former directors and officers of the Company who were the former controlling shareholders of the Company.

In addition to the foregoing proposals, at the Annual Meeting, the audited, consolidated financial statements of the Company for the annual period ended December 31, 2019 will be presented to, and considered by, the Company’s shareholders. No vote will be held concerning those financial statements. The shareholders will furthermore transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Our Board unanimously recommends that you vote in favor of the above numbered proposals, which will be described in the proxy statement that will be distributed to you together with this Notice of 2020 Annual General Meeting of Shareholders.

Holders of record of our ordinary shares, par value 0.1 New Israeli Shekels per share (“ordinary shares”) at the close of business on March 30, 2020, are entitled to vote at the Annual Meeting.

The presence in person or by proxy of two or more shareholders possessing at least one-third of BCOM’s voting rights will constitute a quorum at the Annual Meeting. In the absence of a quorum within one half-hour of the scheduled time for the Annual Meeting, the Annual Meeting will be adjourned for one week and will be held on May 7, 2020 at the same time and place. At such adjourned meeting, if a quorum is not present within the first half-hour designated for the meeting, the presence of any number of shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum. The vote of all of BCOM’s shareholders is important regardless of whether they attend the Annual Meeting. Accordingly, the Company asks all shareholders to participate and vote regardless of the number of ordinary shares they own.

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the above numbered proposals. In addition, for Proposal 4(b), for those directors and officers who served in that capacity on behalf of our past controlling shareholder, the approval of the “run-off” D&O insurance policy requires that either of the following additional voting condition be fulfilled:

●	the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are neither controlling shareholders nor have a conflict of interest in the approval of the proposal (referred to as a “personal interest” under the Companies Law) that are voted at the Annual Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

Whether or not you plan to attend, it is important that your shares be represented and voted at the Annual Meeting. Accordingly, after reading this Notice of 2020 Annual Meeting of Shareholders and the proxy statement for the Annual Meeting, please mark, date, sign and mail the proxy card or voting instruction form as promptly as possible in the stamped envelope to be provided to you, or please follow the instructions for voting to be sent to you electronically. If mailing in your proxy to our transfer agent in the envelope to be enclosed, or providing voting instructions via a physical voting instruction form, your vote must be received by April 29, 2020, to be validly included in the tally of ordinary shares voted at the Annual Meeting. If you are a street holder (i.e., you hold your shares through a bank, broker or other nominee) and are voting online (at www.proxyvote.com) or (if permitted) via telephone, your vote must be received by 11:59 p.m. Eastern time on April 28, 2020. If sending in your proxy card directly to our registered office, it must be received at least six hours prior to the appointed time for the Annual Meeting. Detailed voting instructions will be provided both in the proxy statement and on the proxy card or voting instruction form to be sent to you.

If you hold your shares on the Tel Aviv Stock Exchange, or TASE, via a TASE member, you may deliver or mail (via registered mail) your completed Hebrew written ballot by the applicable form of the Israel Securities Authority, or the ISA (available through our filings via the Israeli filing platform, MAGNA) to our offices— to our address set forth above, Attention: Itzik Tadmor, CFO— not less than six hours prior to the time scheduled for the Annual Meeting. Please include a proof of ownership (ishur baalut) as of the record date, issued by that TASE member. Alternatively, you may vote your shares electronically via the ISA’s electronic voting system, up to six hours before the time fixed for the Annual Meeting. You will receive instructions about electronic voting from the TASE member through which you hold your shares.

An electronic copy of the enclosed proxy materials will also be available for viewing at https://bcommunications.co.il/investor-relations. The full text of the proposed resolutions, together with the form of proxy card for the Annual Meeting, may also be viewed beginning on April 5, 2020, at the registered office of the Company, 144 Menachem Begin Street, Tel Aviv 649210, Israel, from Sunday to Thursday (excluding Israeli holidays), 10:00 a.m. to 5:00 p.m. (Israel time). Our telephone number at our registered office is +972-3-924-0000.

Shareholders are permitted to express their position on the proposals to be voted on at the Annual Meeting by submitting a written statement, through the Company, to the other shareholders (a “Position Statement”). Position Statements should be submitted to the Company at its registered offices, at 144 Menachem Begin Street, Tel Aviv 649210, Israel. Any Position Statement received will be furnished to the SEC in a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at http://www.sec.gov, and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted no later than April 20, 2020.

Sincerely,

Darren Glatt
Chairman of the Board

March 24, 2020

B COMMUNICATIONS LTD.

144 Menachem Begin Street,

Tel Aviv 649210 Israel

PROXY STATEMENT

2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 30, 2020

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors, or the Board, of B Communications Ltd., which we refer to as BCOM or the Company, to be voted at the 2020 Annual General Meeting of Shareholders, or the Annual Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2020 Annual General Meeting of Shareholders. The Annual Meeting will take place at 4:00 p.m. (Israel time) on April 30, 2020, at our offices at 144 Menachem Begin Street, Tel Aviv 649210, Israel.

Agenda Items for the Annual Meeting

At the Annual Meeting, shareholders will be asked to vote upon the following proposals:

(1) Re-election of each of Darren Glatt, Phil Bacal, Ran Fuhrer, Stephen Joseph, Tomer Raved and Shlomo Zohar to serve as a director of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of his successor, or until earlier resignation, replacement or removal;

(2) Reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as the Company’s independent registered public accountants for the year ending December 31, 2020 and until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the audit committee of the Board) to fix their remuneration;

(3) Amendment of the maximum indemnification amount for all current directors and officers of BCOM to the greater of 25% of shareholders’ equity and $15 million, under the D&O indemnification letters to which those directors and officers are party with the Company; and

(4) Adoption of a “run-off” directors and officers liability, or D&O, insurance policy that will cover (a) those directors and officers of BCOM who served in their roles in the period prior to December 2019, when Searchlight Capital Partners acquired a controlling interest in the Company (most of those directors and officers resigned or were replaced), as well as (b) certain additional former directors and officers of the Company who were the former controlling shareholders of the Company.

In addition to the foregoing proposals, at the Annual Meeting, the audited, consolidated financial statements of the Company for the annual period ended December 31, 2019 will be presented to, and considered by, the Company’s shareholders. No vote will be held concerning those financial statements. The shareholders will furthermore transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

We are not aware of any other matters that will come before the Annual Meeting. If any other matters properly come before the Annual Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board.

Board Recommendation

Our Board of Directors recommends a vote “FOR” each of the foregoing proposals to be addressed at the Annual Meeting.

Quorum

On Monday, March 23, 2020, we had 116,316,563 ordinary shares issued and outstanding (not including 19,230 shares held by the Company as treasury stock). Each ordinary share outstanding as of the close of business on the record date— Monday, March 30, 2020— is entitled to one vote upon each proposal to be presented at the Annual Meeting. Under our Articles of Association, the Annual Meeting will be properly convened if at least two shareholders attend the Annual Meeting in person or sign and return proxies, provided that they hold shares representing at least one-third (1/3) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Annual Meeting, the Annual Meeting will be adjourned for one week, to May 7, 2020 (at the same time and place). At such adjourned meeting, if a quorum is not present within half an hour from the time scheduled for the meeting, the presence of any number of shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits a proxy card for the Annual Meeting, but does not vote on a particular proposal because that holder of record does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote tally on the proposals at the Annual Meeting.

Vote Required for Approval of the Proposals

Under the Israeli Companies Law 5759-1999, or the Companies Law, the affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals at the Annual Meeting.

In addition, for Proposal 4(b), in order to approve the “run-off” D&O insurance coverage for those directors and officers who were our past controlling shareholders, either of the following additional voting conditions must be met:

●	the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are neither controlling shareholders nor have a conflict of interest in the approval of the proposal (referred to as a “personal interest” under the Companies Law) that are voted at the Annual Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company). For these purposes, a shareholder is deemed to be a controlling shareholder if it possesses, by itself or together with others, one-half or more of any one of the “means of control” of the company. “Means of control” is defined as either (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors or the chief executive officer of the company. For purposes of Proposal 4(b), a “controlling shareholder” furthermore includes a shareholder holding 25% or more of the company’s voting power if no other shareholder possesses more than 50% of the company’s voting power.

A “personal interest” of a shareholder under the Companies Law (i) includes an interest of any members of the shareholder’s (or the shareholder’s spouse’s) immediate family (or spouses of such family members) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company. In determining whether a vote cast by proxy is disinterested, a “personal interest” of a proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Under Proposal 4(b), a controlling shareholder and a shareholder that has a conflict of interest are qualified to participate in the vote on the approval of the proposal. However, the vote of a controlling or conflicted shareholder will not then be counted for or against the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

For Proposal 4(b), a shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder has a conflict of interest in the approval of the proposal, and failure to do so disqualifies the shareholder from participating in the vote on that proposal. In order to confirm that you lack a conflict of interest the approval of that proposal, and to therefore be counted towards or against the special majority required for the approval of that proposal, you must check the box “FOR” Item 4(b)A on the accompanying proxy card or voting instruction form when you record your vote on Proposal 4(b). If you do not check the box “FOR” Item 4(b)A, your vote will not be counted towards the determination as to whether a special majority has been achieved for the approval of Proposal 4(b).

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against the approval of Proposal 4(b), you should check the box “AGAINST” Item 4(b)A on the enclosed proxy card or voting instruction form when you record your vote or voting instructions on Proposal 4(b). In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposal 4(b), but will not be counted towards the special majority required for that approval.

As of the date of this proxy statement, we believe that Searchlight Capital Partners II GP (Cayman), Ltd. and certain affiliated entities, collectively referred to as Searchlight Capital Partners, hold an approximate 60.2% beneficial ownership interest in our outstanding ordinary shares and should therefore be deemed a controlling shareholder under the Companies Law for purposes of the vote on Proposal 4(b) at the Meeting. Consequently, its votes will not be counted towards or against the special majority required for the approval of that proposal.

Because an abstention, as well as a broker non-vote, is not treated as a vote “FOR” or a vote “AGAINST” any proposal, it does not impact whether the requisite majority has been achieved for approval of any of the proposals.

If you provide specific instructions (i.e., mark boxes), your shares will be voted as you instruct. If you are a shareholder of record and sign and return your proxy card without giving specific instructions, your shares will generally be voted in accordance with the recommendations of our Board. The proxy holders will vote in their discretion on any other matters that properly come before the Annual Meeting. If you are a shareholder of record and do not return your proxy card, your shares will not be voted.

If you hold shares beneficially in “street name” (whether on NASDAQ or on the Tel Aviv Stock Exchange) and do not return the voting instruction form or proxy card (and do not otherwise vote online), your broker will likely be unable to vote your shares on any of the proposals at the Annual Meeting. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Annual Meeting agenda that may be considered routine is Proposal 2 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020; however, we cannot be certain whether this will be treated as a routine matter since this Proxy Statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies.

Each ordinary share entitles the holder to one vote, except as otherwise described below. Our Articles of Association require each shareholder that wishes to participate in the Annual Meeting to certify to us prior to the vote, or if the shareholder is voting by proxy or voting instruction form, on the proxy card or voting instruction form, as to whether or not his, her or its holdings in the Company, or his, her or its vote, requires the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, or the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp., Limited), 5757-1997, or the Communications Order). If a shareholder does not provide that certification, such shareholder will not be entitled to vote at the Annual Meeting and such shareholder’s vote will not be counted for quorum purposes.

Under our Articles of Association, if a shareholder has “Exceptional Holdings,” he, she or it will not be entitled to vote his, her or its shares at the Annual Meeting. “Exceptional Holdings” are defined in the Communications Order and our Articles of Association, and generally refer to the acquisition of control, means of control or significant influence without the approval required by the Communications Law or the Communications Order. “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager (i.e., CEO) of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation. “Significant influence” means the ability to significantly influence the activity of a company, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that company or in another company, including ability derived from the company’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the company. In this context, holding 25% of the means of control of a company is presumed to confer significant influence. The control permit issued to us in connection with our acquisition of a controlling interest in Bezeq - The Israeli Telecommunications Corp., or Bezeq, includes a provision permitting shareholders that are not members of the Eurocom Group to hold up to 15% of our outstanding share capital, subject to certain conditions set forth in the control permit. An English translation of the relevant provision in our control permit may be viewed on our website at www.bcommunications.co.il.

How You Can Vote

You can vote your shares by attending the Annual Meeting or by completing and signing a proxy card or voting instruction form (which voting instruction form may be submitted electronically (online) as well).

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Annual Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from our investor relations website at https://bcommunications.co.il/investor-relations, and may complete and sign that proxy card (also printing on the proxy card the name of the record shareholder holding your ordinary shares) and return it to our investor relations manager, Yuval Snir, via e-mail to yuval@bcomm.co.il. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Annual Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 144 Menachem Begin Street, Tel Aviv 649210, Israel at least six hours prior to the Annual Meeting on Thursday, April 30, 2020, or our registrar and transfer agent receives it in the enclosed envelope not later than noon, Eastern time, on Wednesday, April 29, 2020.

Holders in “Street Name”

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may utilize the control number appearing on their voting instruction form to submit their voting instructions to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com) or via telephone, if so indicated on their voting instruction form. If mailing in your physical voting instruction form, your vote must be received by noon, Eastern time, on Wednesday, April 29, 2020 to be validly included in the tally of ordinary shares voted at the Annual Meeting. If you provide your voting instructions online (at www.proxyvote.com) or via telephone, your vote must be received by 11:59 p.m. Eastern time on Tuesday, April 28, 2020. Alternatively, if you wish to attend the Annual Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting, along with an account statement that shows that you own your shares as of the record date for the Annual Meeting (March 30, 2020).

If you are a beneficial owner of shares and do not specify how you want to vote on the proposal on your voting instruction form, your broker will generally not be permitted to instruct its agent to cast a vote with respect to that proposal. That is commonly referred to as a “broker non-vote.” Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. None of the items on the Annual Meeting agenda (with the possible exception of Proposal 2) will be considered routine.

Holders on the Tel Aviv Stock Exchange

If your ordinary shares are held through a member of the Tel Aviv Stock Exchange, or the TASE, you should deliver or mail (via registered mail) your completed Hebrew written ballot by the applicable form of the Israel Securities Authority, or the ISA (available through our filings via the Israeli filing platform, MAGNA) to our offices not less than six hours prior to the time scheduled for the Annual Meeting, at the address set forth above, Attention: Itzik Tadmor, CFO, together with a proof of ownership (ishur baalut), as of the record date, issued by that member of the TASE.

Shareholders whose shares are held through members of the TASE may also vote their shares electronically via the electronic voting system of the ISA, which vote shall be cast no later than six hours before the Annual Meeting time (i.e., by 10:00 am, Israel time, on Thursday, April 30, 2020). You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares.

Who Can Vote

You are entitled to vote at the Annual Meeting if you are a shareholder of record at the close of business on Monday, March 30, 2020. You are also entitled to vote at the Annual Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Monday, March 30, 2020.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of Brooklyn, New York, you are considered, with respect to those shares, the shareholder of record. In that case, these proxy materials are being sent directly to you. As a shareholder of record, you have the right to send in your voting proxy either in the enclosed envelope to our transfer agent, or directly to our investor relations manager, Yuval Snir (as described under “How You Can Vote” above). In the alternative, you may vote in person at the Annual Meeting.

Revocation of a Proxy or Voting Instructions

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual Meeting. Beneficial shareholders holding their shares in street name should contact their brokers, banks or other nominees (including TASE members, for those shareholders holding their ordinary shares on the TASE) for information as to how to revoke their voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about April 3, 2020. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by the Company’s transfer agent or otherwise, and the outcome of the Annual Meeting will be published following the Annual Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Annual Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, https://bcommunications.co.il/investor-relations. The contents of that website are not a part of this Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of March 23, 2020 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially 5% or more of our ordinary shares, (ii) our directors and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Ownership(2)
Major Shareholders
Searchlight Capital Partners II GP (Cayman), Ltd. and affiliated entities(3)	69,994,038		60.2%
T.N.R. Investments Ltd.(4)	13,248,905	(5)	11.4%
Internet Gold-Golden Lines Ltd.(6)	8,383,234		7.2%
Directors
Darren Glatt	—		—
Phil Bacal	—		—
Ran Fuhrer	—		—
Stephen Joseph	—		—
Tomer Raved	—		—
Shlomo Zohar	—		—
Michael Klahr	—		—
Efrat Makov	—		—
All directors and executive officers as a group (9 persons)	—		(* )

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 116,316,563 ordinary shares issued and outstanding as of March 23, 2020 (not including 19,230 shares held by BCOM as treasury stock).

(3)

The information presented herein is based on a Beneficial Ownership Statement on Schedule 13D, filed by this shareholder with the SEC on December 9, 2019. Based on that Schedule 13D, Searchlight II BZQ, L.P., a Cayman Islands limited partnership, is the record holder of the subject ordinary shares. Searchlight Capital Partners II GP (Cayman), Ltd., or Searchlight Capital Partners, is the managing member of Searchlight Capital Partners II GP, LLC, which is the general partner of Searchlight Capital Partners II GP, L.P., which is the general partner of each of SC II BZQ, L.P. and SC II PV BZQ, L.P., which are the shareholders of Searchlight BZQ GP, which is the general partner of Searchlight II BZQ, L.P. There are three managers of Searchlight Capital Partners. Those managers directly or indirectly control the investment and voting decisions with respect to the subject ordinary shares. The address of the principal office of these shareholders is

c/o Searchlight Capital Partners, L.P., 745 5th Avenue— 27th Floor, New York, NY 10151, Attention: Nadir Nurmohamed.

(4)	The information presented herein is based on a Beneficial Ownership Statement on Schedule 13D, filed by this shareholder with the SEC on December 9, 2019. Based on that Schedule 13D, T.N.R. Investments Ltd., or TNR, holds the subject ordinary shares. Mr. David Fuhrer and his wife Mrs. Michal Fuhrer own the shares of TNR in equal parts. Mr. Ran Fuhrer, David’s and Michal’s son, serves as a member of the board of directors of the Company but does not possess voting or investment authority with respect to the subject ordinary shares. The address of TNR’s principal office is 6 Hashiloach, Petach-Tikva, 4951439, Israel.

(5)	In addition to these ordinary shares of BCOM held by TNR, T.N.R Real Estate Ltd., an affiliate of TNR, holds 2,546,320 shares of Bezeq, which is an approximate 26.3% subsidiary of BCOM.

(6)	The information presented herein is based on Amendment No. 9 to the Beneficial Ownership Statement on Schedule 13D filed by this shareholder with the SEC on December 10, 2019. Based on that Schedule 13D amendment, Internet Gold-Golden Lines Ltd., or Internet Gold, is the record holder of the subject ordinary shares. Eurocom Communications Ltd., or Eurocom Communications, was previously the controlling shareholder of Internet Gold. On April 22, 2018, the Tel Aviv District Court issued a liquidation order for Eurocom Communications, effective May 3, 2018. According to the order, attorneys Pinchas Rubin, Amnon Lorch and Uri Gaon were appointed as special managers of Eurocom Communications. Pursuant to a Tel Aviv District Court decision and the approval of the Israeli Ministry of Communications, Mr. Shaul Elovitch, Mr. Yossef Elovitch Eurocom Holdings (1979) Ltd. no longer hold an interest in Eurocom Communications. The address of this shareholder is 65 Yigal Alon, Tel Aviv 6744316, Israel.

Cautionary Statement Concerning Forward-Looking Statements

This Proxy Statement may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition, results of operations or executives. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. For a list of the significant uncertainties and other factors affecting forward-looking statements, please see the “Risk Factors” section that will appear in our annual report on Form 20-F for the year ended December 31, 2019, to be filed with the SEC in late April 2020, and in other documents that we file with, or furnish to, the SEC from time to time.

PROPOSAL 1

RE-ELECTION OF DIRECTORS

Background

Article 20(a) of our Articles of Association provides that the number of directors of our Company shall be between two (2) and ten (10), as determined from time to time by our Board. On March 24, 2020, pursuant to its nomination of the below-listed individuals for re-election at the Annual Meeting, our Board effectively confirmed the number of directors prospectively constituting the Board as eight (8). Each of our directors— other than our external directors— is elected annually, at our annual general meeting of shareholders, for a one-year term. Our Board has nominated Mr. Darren Glatt, Mr. Phil Bacal, Mr. Ran Fuhrer, Mr. Stephen Joseph, Mr. Shlomo Zohar and Mr. Tomer Raved, each of whom is an existing director, for reelection, to serve as a director until our next annual general meeting of shareholders and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal.

The following table sets forth information, as of the date of this proxy statement, regarding the individuals nominated by the Board on March 24, 2020 for re-election at the Annual Meeting, as well as our two external directors, who will not be subject to re-elections at the Annual Meeting, since their terms run for three years each under the Companies Law:

Name	Age	Position
Darren Glatt	44	Chairman of the Board of Directors
Phil Bacal	34	Director
Ran Fuhrer	35	Director
Stephen Joseph	39	Director
Tomer Raved	34	Chief Executive Officer and Director
Shlomo Zohar	67	Director
Michael Klahr	43	External Director
Efrat Makov	52	External Director

Board Independence

Each of our external directors— Michael Klahr and Efrat Makov— along with Stephen Joseph have been affirmatively determined by the Board to be independent directors, as defined under the Listing Rules of the NASDAQ Stock Market. As a “controlled company” (due to the ownership by Searchlight Capital Partners II GP (Cayman), Ltd. and affiliated entities of 60.2% of our outstanding ordinary shares), we are exempt from the requirement of NASDAQ Listing Rule 5605(b)(1) that a majority of our Board be composed of independent directors.

Biographical Information Concerning the Nominees for Re-election at the Annual Meeting

Darren Glatt was appointed by the Board to serve as our Chairman of the Board in December 2019. Mr. Glatt is a Partner at Searchlight Capital Partners, overseeing the firm’s efforts in the technology, media and telecommunications (“TMT”) sectors and serving as co-head of the firm’s infrastructure investing efforts. Prior to joining Searchlight in 2013, Mr. Glatt worked as a Partner in the Private Equity Group at Apollo Management, L.P., where he focused on both equity and credit investing in a range of industries that included TMT, Consumer, Leisure and Shipping, among others.  Mr. Glatt also held positions at Apax Partners and The Cypress Group. He started his career at Bear Stearns in 1998 in New York.  In addition to his role on the Board of Directors of the Company, Mr. Glatt is currently a member of the Boards of MediaMath, PatientPoint and Rackspace, and formerly a member of the Boards of Charter Communications, Ocean Outdoor, 160over90, PlayPower, Veritable Maritime and Core Media. Mr. Glatt received a BS from The George Washington University, and an MBA from Harvard Business School.

Phil Bacal was appointed by the Board to serve as a director in December 2019. Mr. Bacal is a Managing Director at Searchlight Capital Partners, participating in the firm’s efforts in the TMT sectors. Prior to joining Searchlight in 2012, Mr. Bacal worked at The Catalyst Capital Group in Toronto, where he worked on distressed debt investments and special situations across various industries. Mr. Bacal started his career at Credit Suisse in 2007 in London, UK.  Mr. Bacal is currently a member of the Board of Octave Group, and formerly a member of the Board of Roots Corporation. Mr. Bacal received an HBA from the Richard Ivey School of Business at the University of Western Ontario.

Ran Fuhrer was appointed by the Board to serve as a director in December 2019. Mr. Fuhrer currently serves as a Vice President Business Development with the Neopharm Group; an Israeli-based, privately-held, Healthcare & Consumer Wellness products enterprise. Previously, Mr. Fuhrer served as a Manager of Business Development for Celgene Corp. (headquartered in Summit, NJ. NASDAQ: “CELG”), where, he headed the company’s new opportunities evaluation process. Additionally, Mr. Fuhrer served as a Director at A.D.O. Group Ltd. (TASE: “ADO”), a major property owner in Berlin, Germany.

Stephen Joseph was appointed by the Board to serve as a director in December 2019. Mr. Joseph is the Chief Operating Officer and Chief Financial Officer of Ocean Outdoor Limited (LSE: OOUT), an outdoor media and advertising company.  Ocean listed on the London Stock Exchange in January 2019 after partnering with a US founded SPAC, Ocelot Partners, in March 2018. Over the last 5 years Ocean has completed 8 acquisitions and now operates across seven countries. Stephen is involved in all aspects of the business, which includes M&A, commercial arrangements, operations, finance, HR, IT and legal. He is now responsible for managing the local market management teams and integrating the acquired businesses as well as assessing further acquisitions. Earlier at Ocean he helped grow the business from a venture capital backed enterprise that was loss making to mid cap and then large cap private equity investors before putting the company on the public markets.  Mr. Joseph received a First Class Honours degree, a BSc Business and Financial Economics, from the University of Leeds and is a chartered accountant qualifying at KPMG.

Tomer Raved was appointed by the Board to serve as our Chief Executive Officer and as a director in December 2019. Mr. Raved is an experienced investment banker and a former M&A lawyer. In the past decade, Tomer has advised telecom, media and tech companies on M&A and capital raises and has completed transactions valued at over $300bn in aggregate with US and Israeli clients, such as Verizon, AT&T, Disney, IBM, KKR, Apollo and many others. Tomer joins the Company from RBC Investment Bank, where he was a Director and a Vice President since 2016. Previously, Tomer was an Associate Director at UBS Investment Bank. Tomer has an MBA with specialization in Finance and Accounting from NYU Stern School of Business, as well as an L.L.B in Law and a B.A. in Economics from Tel-Aviv University.

Shlomo Zohar has served as a director since September 2018. Mr. Zohar served as Chairman of the Board from January 2019 to December 2019. Prior to his election as director, he served as director of Delek USA Energy, Inc. (NYSE: DK). Between January 2006 and December 2009, Mr. Zohar served as a member and chairman of the boards of directors of Israel Discount Bank Ltd., Mercantile Discount Bank Ltd., Israel Discount Capital Markets & Investments Ltd. and Israel Credit Cards, Ltd. During this time, Mr. Zohar also served as a member and vice chairman of the board of directors of Israel Discount Bank of New York and as a member of the board of directors of Discount Bancorp, Inc. Mr. Zohar has been Chief Executive Officer of A.D.O. Group Ltd. (TASE:ADO) since July 2011 until December 2018 (and is an executive vice chairman of the Board of ADO Properties SARL (ETR:ADJ)). He has been chairman of the board of Naaman Group (N.V.) Ltd. since February 2012. From 1980 to December 2005, he was a partner in the accounting firm of Zohar, Zhohar & Co., CPA (Isr). He is a certified public accountant in Israel. He received his undergraduate degree in economics and accounting from Bar-Ilan University and an MBA degree from McGill University.

Biographical Information Concerning External Directors, Who Are Not Subject to Re-election at the Annual Meeting

Michael Klahr was initially elected as an external director by our shareholders at our 2019 annual general meeting of shareholders, which took place in November 2019. Mr. Klahr was a Director and Senior Equity Analyst at Citigroup (NYSE:C) in Israel from February 2010 until August 2019, responsible for Israel, Greece and Russian Consumer research coverage. He was a Director and Senior Investment Analyst at Pamplona Capital Management in Israel from May 2007 until December 2008, with a focus on emerging market telecommunications and bank stocks. Mr. Klahr worked as a Vice President and Senior Equity Analyst at Deutsche Bank (NYSE:DB) in Israel between August 2005 and April 2007, with responsibility for domestic Israel research coverage. Prior to that, he worked at UBS Group (NYSE:UBS) in Israel and at JPMorgan Chase (NYSE:JPM) in London. He holds a BSc Joint Hons. degree in Psychology and Philosophy from the University of Leeds. In his past roles, Mr. Klahr has conducted independent analytical reviews on the Bezeq Group.

Efrat Makov was initially elected as an external director by our shareholders at our 2019 annual general meeting of shareholders, which took place in November 2019. Ms. Makov has served on the board of directors of Kamada Ltd. (NASDAQ:KMDA) since December 2018. Ms. Makov has also served as a director of BioLight Life Sciences Ltd. (TASE: BOLT) (formerly Bio Light Israeli Life Sciences Investments Ltd.), an emerging global ophthalmic company, since April 2011. Ms. Makov also serves as a director of Anchiano Therapeutics Ltd. (TASE: ANCN) (formerly BioCanCell Ltd.), a clinical-stage biopharmaceutical company. Ms. Makov served as the Chief Financial Officer of Alvarion Ltd. (formerly NASDAQ; TASE: ALVR), a global provider of autonomous Wi-Fi networks, from April 2007 to December 2010. Ms. Makov served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (formerly NASDAQ; TASE: ALDN) (n/k/a Safenet, Inc.), an information security leader specializing in authentication, software DRM and content security, from September 2005 to January 2007, where she was responsible for the finance, operations, information systems and human resources functions. Prior to that, Ms. Makov served in management positions at two Israeli-based public companies, including as Vice President of Finance at Check Point Software Technologies Ltd. (NASDAQ: CHKP), a worldwide leader in IT security, from September 2002 to August 2005. Ms. Makov served as Director of Finance for NUR Macroprinters Ltd. (formerly NASDAQ: NURM) (n/k/a Ellomay Capital), from August 2000 to August 2002. Prior to that, Ms. Makov spent seven years in public accounting with Arthur Andersen LLP in its New York, London and Tel Aviv offices. Ms. Makov holds a B.A. degree in Accounting and Economics from Tel Aviv University and is a certified public accountant in Israel and the United States.

Compensation for Director Nominees

Our audit committee and Board have determined to pay our directors (including our external directors) compensation equal to the maximum statutory amount for external directors of companies of our size set forth from time to time in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses of an External Director), 5760-2000, which we refer to as the External Director Compensation Regulations. That compensation will not exceed NIS 84,000 per year in total. If reelected at the Annual Meeting, each of the director nominees under this Proposal 1 (including Mr. Raved, who separately receives additional compensation in respect of his role as our Chief Executive Officer) will be entitled to receive that compensation.

Certain of the director nominees— Messrs. Stephen Joseph, Tomer Raved and Shlomo Zohar, and Ms. Efrat Makov—have been classified by our Board as possessing financial expertise (as defined under the Companies Law regulations) and are therefore entitled to receive a higher annual compensation amount, at the level prescribed for an “expert director” under the External Director Compensation Regulations.

If the amendment to the indemnification amount is approved (Proposal 3), each of the directors reelected under this Proposal 1 will receive amended indemnification letters.

Additional Information Regarding Our Board, Corporate Governance and Compensation of Our Officers and Directors

Item 6B of our Annual Report on Form 20-F for the year ended December 31, 2019, which we expect to file with the SEC in late April 2020, prior to the Annual Meeting, which we refer to as our 2019 Annual Report, will contain information regarding compensation paid to our directors and to our five highest-paid office holders in 2019. Item 6C of our 2019 Annual Report will contain additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those items of our 2019 Annual Report (which we incorporate by reference herein), when it becomes available, to obtain additional information regarding our Board and our other office holders.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions pursuant to Proposal 1 at the Annual Meeting:

a.	RESOLVED, that the re-election of Mr. Darren Glatt as a director of B Communications Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

b.	RESOLVED FURTHER, that the re-election of Mr. Phil Bacal as a director of B Communications Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

c.	RESOLVED FURTHER, that the re-election of Mr. Ran Fuhrer as a director of B Communications Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

d.	RESOLVED FURTHER, that the re-election of Mr. Stephen Joseph as a director of B Communications Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

e.	RESOLVED FURTHER, that the re-election of Mr. Tomer Raved as a director of B Communications Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

f.	RESOLVED FURTHER, that the re-election of Mr. Shlomo Zohar as a director of B Communications Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-election of directors. The affirmative vote of holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the re-election of each nominee to serve as a director.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolutions re-electing each of Mr. Darren Glatt, Mr. Phil Bacal, Mr. Ran Fuhrer, Mr. Stephen Joseph, Mr. Tomer Raved and Mr. Shlomo Zohar as a director of BCOM.

PROPOSAL 2

REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

At the Annual Meeting, and upon the recommendation of the audit committee of the Board, our shareholders will be asked to approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, to which we refer as the Auditors, to continue to serve as our independent auditors for the year ending December 31, 2020 and for the additional period until our next annual general meeting of shareholders, and to authorize our Board (upon recommendation of the audit committee of the Board) to fix their remuneration. The Auditors have no relationship with us or with any of our affiliates, except as auditors.

The following table sets forth, for the years ended December 31, 2018 and 2019, the fees billed to us and our subsidiaries by the Auditors, expressed in thousands of New Israeli Shekels, or NIS (the average representative exchange rates between the NIS and the U.S. dollar for 2018 and 2019 were NIS 3.5949=US$1 and NIS 3.5645= US$1, respectively:

	Consolidated- BCOM and Subsidiaries		Unconsolidated- BCOM Only
	Year ended		Year ended
	December 31,		December 31,
	(in NIS, thousands)
	2018	2019	2018	2019
Audit and audit related fees(1)	6,235	3,899	$555	532
Tax and other fees (2)	947	1,296	109	214
Total	7,182	5,195	$664	746

(1)	Audit fees consist of fees for professional services rendered by the Auditors in connection with the audit of our consolidated annual financial statements and services that would normally be provided by the Auditors in connection with statutory and regulatory filings or engagements.

(2)	Tax and other fees are fees for services rendered by the Auditors in connection with tax compliance, tax planning and tax advice, and other consulting services.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 2 at the Annual Meeting:

RESOLVED, that Somekh Chaikin, registered public accounting firm, a member of KPMG International,, be, and hereby is, reappointed as the independent auditor of the Company for the year ending December 31, 2020 and for the additional period until the Company’s next annual general meeting of shareholders, and that the Board, upon recommendation of the audit committee, be, and hereby is, authorized to fix their remuneration.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the reappointment of the Auditors as our independent auditors and authorization of our Board, upon recommendation of the audit committee, to fix their remuneration. The affirmative vote of holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of Proposal 2.

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolution reappointing the Auditors as our independent auditors for the year ending December 31, 2020.

PROPOSAL 3

APPROVAL OF AMENDED D&O INDEMNIFICATION AMOUNT FOR CURRENT DIRECTORS AND OFFICERS

Background

The Companies Law and our Articles of Association authorize the Company, subject to the required approvals, to undertake to indemnify in advance directors and other office holders of the company for liabilities or expenses he will incur, or that will be imposed on him, as a result of an action or inaction by such person (or together with other directors or office holders of the company) in his capacity as a director or office holder of the company. The Companies Law combined with the Israeli Securities Law (1968), to which we refer as the Israeli Securities Law, authorize indemnification for:

(i)	financial liability incurred or imposed in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by a court; provided that such liability pertains to one or more of the events set forth in the indemnification letter, which, in the opinion of the board of directors of the company, are anticipated in light of the company’s activities at the time of the grant of indemnification and is limited to the sum or measurement of indemnification determined by the board of directors to be reasonable under the circumstances and set forth in the indemnification letter;

(ii)	reasonable litigation expenses, including legal fees, incurred or ordered by a court in the context of proceedings filed by or on behalf of the company or by a third party, or in a criminal proceeding in which the director or office holder is acquitted or if convicted, for an offense which does not require criminal intent;

(iii)	reasonable litigation expenses, including legal fees incurred due to an investigation or proceeding conducted by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against the director or office holder and no financial liability was imposed on the director or office holder in lieu of criminal proceedings, or has ended without the filing of an indictment against the director or office holder, but financial liability was imposed on the director or office holder in lieu of criminal proceedings in an alleged criminal offense that does not require proof of criminal intent, within the meaning of the relevant terms in the law or in connection with a financial fine (Itzum Caspi);

(iv)	payment to the injured party as a result of a violation set forth in Section 52.54(a)(1)(a) of the Israeli Securities Law, including by indemnification in advance; and (v) expenses incurred in connection with a proceeding (a “Proceeding” — halich) under Chapters H3, H4 or I1 of the Israeli Securities Law, or under Chapter 4 of Part 9 of the Companies Law, in connection with any affairs including reasonable legal expenses (e.g., attorney fees), including by indemnification in advance.

The Companies Law, combined with the Israeli Securities Law, provide that a company may not indemnify a director or an office holder for his or her liability including for: (a) a breach of duty of loyalty towards the company, unless the director or office holder acted in good faith and had reasonable grounds to assume that the action would not harm the company’s best interest; (b) a breach of duty of care done intentionally or recklessly (pzizut) except for negligence; (c) an act intended to unlawfully yield a personal profit; (d) a fine, civil fine (knass ezrahi), financial sanction (Itzum Caspi) or a penalty (kofer) imposed upon the director or office holder.

On December 15, 2011, our shareholders approved the adoption of a Letter of Indemnification and Exemption, or an Indemnification Agreement, sent to our office holders in respect of acts performed by them in their capacity as our directors and officers. The form of Indemnification Agreement that was approved by our shareholders on December 15, 2011 has not been modified since.

Our compensation committee and Board are recommending the approval by our shareholders at the Annual Meeting of an amendment to Section 4.1 of the Indemnification Agreement so that the aggregate maximum indemnification amount be changed from an amount equal to 25% of the Company’s equity (on a consolidated basis) to an amount equal to the greater of 25% of the Company’s equity (on a consolidated basis) and $15 million. The amount of shareholders’ equity is determined in accordance with our last financial statements published before the actual payment of the indemnity amount.

The amendment is needed because the Company’s shareholders’ equity has materially decreased. The Company’s equity decreased significantly due to accounting events in the Bezeq Group, and not due to the Bezeq Group’s operating results. Accounting events have caused the Company’s indemnity letters to be ineffective because they are derived from the Company’s shareholders’ equity. At the same time, a company of our type wants to continue to provide directors and officers with indemnity letters - in light of the high level of responsibility that applies to the Company and its activities and the very complex level of issues handled by the Company. Granting of indemnities is a standard procedure in any public company, especially in companies that have complex operations and face complex accounting issues, complex business decisions, and maintenance of a substantial asset base.

Furthermore, the vast majority of the current directors and officers of the Company who will be covered by the proposed amended Indemnification Agreements were not serving in their current roles when the foregoing accounting events occurred within the Bezeq Group.

The amount of indemnification that the Company undertakes towards all current directors and officers, jointly and in the aggregate, shall be up to a total amount equal to the higher of 25% of the Company’s equity (on a consolidated basis) in accordance with our last financial statements published before the actual payment of the indemnity amount or $15 million.

Shareholders are being asked to approve the amendment of the Indemnification Agreement provided by the Company to all current directors and officers. The new proposed form of Indemnification Agreement is attached to this Proxy Statement as Exhibit A. The text added to Section 4.1 of the agreement in accordance with the proposed amendment has been underlined.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 3 at the Annual Meeting:

“RESOLVED, that the proposed amendment to the maximum aggregate indemnification amount under the form of D&O Indemnification Agreement to be provided by the Company to each of its current directors and officers, as set forth in Exhibit A to the Proxy Statement with respect to the Meeting, be, and hereby is, approved in all respects.”

Vote Required

The affirmative vote of a majority of ordinary shares represented at the Annual Meeting, in person or by proxy, entitled to vote and voting on the matter, is necessary for the approval of this matter.

Board Recommendation

Following the approval of our compensation committee, the Board recommends that the shareholders vote “FOR” the approval of the amendment to the form of Indemnification Agreement provided by the Company to all current directors and officers.

PROPOSAL 4

APPROVAL OF “RUN-OFF” D&O INSURANCE POLICY

Background

Under our Articles of Association, each of our directors and officers may receive, and under our existing Compensation Policy, each of our directors and officers is entitled to receive, directors’ and officers’ liability, or D&O, insurance coverage. Under the Companies Law, the details of D&O insurance coverage of a public company such as ours generally require approval by the compensation committee of the board of directors, the board and the shareholders, since such coverage is deemed a compensatory matter from which the directors benefit.

Our former directors and officers who served prior to the change in control that occurred in December 2019 when Searchlight Capital Partners acquired a controlling interest in the Company may face potential claims relating to, among other things, the accounting events that occurred in the Bezeq Group. The performance of the Company itself was not tied to those accounting events. Our compensation committee and Board have determined that it is equitable to provide those former directors and officers, who served with dedication for the Company, with the requisite coverage for a “run off” period of several years following the date on which Searchlight Capital Partners acquired control of the Company (December 2, 2019), in order to cover those potential claims. The compensation committee and Board furthermore believe that the former controlling shareholders of the Company who served as directors and officers of the Company deserve to be treated equivalently to all other former directors and officers and to receive that “run off” coverage.

For purposes of the solicitation of proxies and voting instructions for the Annual Meeting, we are requesting that our shareholders approve, pursuant to this Proposal 4, the allocation of a budget of $300,000 from the Company’s funds to be used towards the payment of premiums for the proposed “run-off” D&O insurance coverage. The details of the terms of the “run-off” policy to be obtained (including the duration of the period of coverage, the maximum amount of the coverage and the premiums that we will be required to pay under the policy) will be presented at the Annual Meeting and reported together with the results of the Annual Meeting.

The individuals to be covered by the “run off” D&O insurance policy consist of the following:

(a)	directors and officers of BCOM who served in their respective positions during the period leading up to December 2019, when Searchlight Capital Partners acquired a controlling interest in the Company: (i) Ami Barlev, Doron Turgeman, Benny Gabay, Debbie Separia, Moshe Rozental and Sharon Avidar (who no longer serve as directors or officers of BCOM); and (ii) Itzik Tadmor and Shlomo Zohar (who still serve as BCOM’s Chief Financial Officer and a BCOM director, respectively); and

(b)	former controlling shareholders of BCOM who had also served as directors and officers: Shaul Elovitch and Or Elovitch.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 4 at the Annual Meeting:

RESOLVED, that the Company’s obtaining a “run off” Director’s and Officer’s liability insurance policy, effective retroactively as of December 2, 2019, as described in Proposal 4 of the Proxy Statement for the Meeting, be, and hereby is, approved in all respects, which policy will cover:

(a)	those directors and officers of BCOM who served in their respective positions during the period leading up to December 2019, when Searchlight Capital Partners acquired a controlling interest in the Company; and

(b)	certain additional former directors and officers of the Company who were former controlling shareholders of the Company.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the approval of our obtaining a “run off” D&O insurance policy. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is necessary for the approval of Proposal 4.

In addition, for Proposal 4(b), in order to approve the “run-off” D&O insurance coverage for those directors and officers who were our past controlling shareholders, either of the following additional voting conditions must be met:

●	the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are neither controlling shareholders nor have a conflict of interest in the approval of the proposal (referred to as a “personal interest” under the Companies Law) that are voted at the Annual Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

Please see “Vote Required for Approval of the Proposals” above for further information as to (i) what constitutes a “controlling shareholder” and a “personal interest” for purposes of Proposal 4(b), and (ii) how to affirm on your proxy card or voting instruction form whether you are a controlling shareholder and whether you possess a personal interest in approval of this proposal.

Board Recommendation

The Board recommends that our shareholders vote FOR approval of the foregoing resolution approving our obtaining a “run off” D&O insurance policy for the group of directors and officers who are covered by part (a) of this Proposal 4.

The Board does not make any recommendation as to how to vote with respect to providing the “run off” D&O insurance policy for the group of directors and officers who are covered by part (b) of this Proposal 4 (i.e., the former controlling shareholders of BCOM).

CONSIDERATION OF FINANCIAL STATEMENTS

A copy of our audited consolidated financial statements for the fiscal year ended December 31, 2019 will be included in our 2019 Annual Report (on Form 20-F), which we expect to file with the SEC prior to the Annual Meeting, in late April 2020. You may read and copy that report (once it is filed) without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC’s website at www.sec.gov. Those reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Annual Meeting. That discussion will not require or otherwise involve a vote of our shareholders

OTHER MATTERS

Our Board does not intend to bring any matters before the Annual Meeting other than those specifically set forth in the Notice of 2020 Annual General Meeting of Shareholders and knows of no matters to be brought before the Annual Meeting by others. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the accompanying proxy card or voting instruction form to vote such proxy or voting instructions in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

The Company’s annual report on Form 20-F for the year ended December 31, 2019, to be filed with the SEC in late April 2020, will be available for viewing and downloading on the SEC’s website at www.sec.gov, as well as under the Investor Relations section of the Company’s website at https://bcommunications.co.il/investor-relations.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

Darren Glatt
Chairman of the Board

Tel Aviv, Israel

Date: March 24, 2020

Exhibit A

Form of Indemnification Agreement

Date: ______

To: ________

Letter of Indemnification and Exemption

1.	Undertaking of Indemnification & Exemption General

1.1	Please be advised that the board of directors (the “Board”) of B Communications Ltd. (the “Company”) in a Board resolution dated March 24, 2020 and the shareholders of the Company (the “Shareholders”) in a Shareholders resolution dated April 30, 2020 have resolved to indemnify its directors and officers, to the fullest extent permitted by law, and grant them an exemption, as set forth herein.

1.2	Terms not defined in this Letter of Indemnification shall have the meanings assigned to them in the Companies Law, 5759-1999 (hereinafter: the “Companies Law”).

1.3	This Letter of Indemnification and Exemption and the undertakings of the Company hereunder are subject to the provisions of the Companies Law regarding the indemnification and exemption of Office Holders (as defined in the Companies Law).

2.	Exemption

In your capacity as an Office Holder, the Company hereby grants you an exemption of liability, to the fullest extent permitted by law, for damages suffered as a result of a breach of your duty of care to the Company, provided that this exemption shall not apply to a liability arising from any of the following:

2.1	A breach of the duty of loyalty towards the Company;

2.2	A breach of the duty of care committed intentionally or recklessly (“pzizut”), unless committed only in negligence;

2.3	Any action taken with the intention to unlawfully gain a personal profit;

2.4	Any fine, monetary sanction (“Itzum Caspi”) or administrative pecuniary punishment (“kofer”) imposed on you;

2.5	A breach of the duty of care in connection with a “distribution” (as defined in the Companies Law); and

2.6	A counterclaim made by the Company or in its name, in connection with a claim against the Company filed by you.

3.	Indemnification

3.1	The Company shall indemnify you with respect to a liability or expense of the kind described in this Section 3.1 below, imposed upon or incurred by you as a result of an action and/or an omission performed by you in your capacity as an Office Holder of the Company, irrespective of whether you remain an Office Holder, arising from one or more of the events specified in Section 5 below:

(a)	A monetary liability imposed on you pursuant to a judgment in favor of another person, including a judgment imposed on you in a settlement or in an arbitrator’s award approved by a competent court;

(b)	Reasonable litigation expenses, including attorney’s fees, which you incurred as a result of an investigation or proceeding conducted against you by a competent authority, which concluded without an indictment against you and without any monetary obligation imposed on you in lieu of a criminal proceeding, or which concluded without an indictment against you and a monetary obligation was imposed on you in lieu of a criminal proceeding for an offense that does not require proof of criminal intent.

The terms “which concluded without an indictment against you” in a matter in which a criminal investigation was commenced and “monetary obligation imposed on you in lieu of a criminal proceeding” shall have the meanings specified in Section 260(a)(1A) of the Companies Law;

(c)	Reasonable litigation expenses, including attorneys’ fees, expended by you or imposed upon you by a court - (i) in a proceeding instituted against you by the Company or on its behalf or by another person, or in a criminal charge from which you are acquitted, or in a criminal charge for which you are convicted of an offense that does not require proof of criminal intent, or (ii) in connection with a monetary sanction (“Itzum Caspi”);

(d)	Expenses, including reasonable litigation expenses and legal fees, incurred by you as a result of a proceeding instituted against you pursuant to - (a) Chapter H3 of the Israeli Securities Law, 1968 (the “Securities Law”), “Imposition of Monetary Sanctions by the Securities Authority”; (b) Chapter H4 of the Securities Law, “Imposition of Administrative Enforcement Sanctions by the Enforcement Committee”; (c) Chapter I1 of the Securities Law, “Arrangement for the Avoidance of Proceedings or Termination of Proceedings, which is Subject to Conditions”; or (d) Chapter I4(d) of the Companies Law; and

(e)	Payments to an injured party imposed on you pursuant to Section 52ND(a)(1)(a) of the Securities Law.

The above indemnification will also apply to any action taken by you in your capacity as an Office Holder of any other company controlled, directly or indirectly, by the Company (“Subsidiary”).

3.2	Notwithstanding the aforesaid, you will not be indemnified with respect to:

(a)	a breach of the duty of loyalty towards the Company, except where you have acted in good faith and with reasonable grounds to assume that your actions would not adversely affect the Company;

(b)	a breach of the duty of care committed intentionally or recklessly (“pzizut”), unless committed only in negligence;

(c)	an action taken with the intention to unlawfully gain a personal profit; and

(d)	any fine, monetary sanction (“Itzum Caspi”) or administrative pecuniary punishment (“kofer”) imposed on you; and

(e)	A counterclaim made by the Company or in its name, in connection with a claim against the Company filed by you.

4.	Amount of Indemnification; No Duplicate Recovery

4.1	The amount of indemnification that the Company undertakes towards all Office Holders whom it has been resolved to indemnify pursuant to the above resolutions for the matters and in the circumstances described herein, jointly and in the aggregate, shall be up to a total amount equal to the greater of (a) 25% of the Company’s equity (on a consolidated basis) in accordance with the Company’s last financial statements published before the actual payment of the indemnity amount, and (b) $15 million.

4.2	The indemnification amount actually paid shall be limited to those amounts not covered by the Company’s directors and officers insurance policy (the “D&O Policy”), such that you will not be entitled to payment from the Company for amounts which you have actually obtained under the D&O Policy. In addition to the above, the Company shall not be liable hereunder to make any payment to you to the extent that you have otherwise actually received payment from a third party of the amounts otherwise indemnifiable hereunder, without any obligation to repay any such payment.

4.3	Subject to the foregoing, the indemnification will be provided in each individual case for all amounts incurred by you with respect to events to which the indemnification applies.

4.4	If the Company has fully complied with its obligations to you hereunder, then, with respect to any payment of costs and expenses that the Company has actually paid pursuant hereto, the Company will be entitled to the amount, if any, actually collected from a third party for such costs and expenses, to the extent that your receipt of such amount would give you a double recovery for such costs and expenses.

5.	Categories of Events to which the Indemnification Applies

The indemnification undertaking under Section 3.1(a) above shall be limited to liabilities or expenses arising from one or more of the following events:

5.1	Actions relating to an offer or issuance of securities of the Company and/or by a shareholder to the public by prospectus or privately by private placement, in Israel or abroad, including the details that shall be set forth in the documents or other proceedings in connection with execution thereof.

5.2	Violations of securities laws of any jurisdiction, including, without limitation, failure to comply with disclosure requirements of the Securities and Exchange Commission and/or Israeli Securities Authority and/or any stock exchange or other rules relating to relationships with securities holders.

5.3	Occurrences resulting from the Company’s status as a public company whose shares are offered to the public and/or traded on a stock exchange in Israel and/or abroad and/or as required under law.

5.4	Resolutions and/or actions relating to the operations and management of the Company and/or of any Subsidiaries and/or affiliated companies.

5.5	Resolutions and/or actions relating to patents, trademarks, copyrights and other intellectual property of the Company or its Subsidiaries and/or affiliated companies, including without limitation their protection, including by registration or assertion of rights to intellectual property and the defense of claims relating thereof.

5.6	Occurrences, resolutions and/or actions relating to investments in the Company and/or Subsidiaries and/or the purchase or sale of assets, including the purchase or sale of companies and/or businesses, and/or investments in corporate or other entities and/or investments in traded securities and/or any other form of investment.

5.7	Resolutions and/or actions relating to employment matters of the Company, Subsidiaries and/or affiliated companies and labor relations, including in connection with pension arrangements, insurance and saving funds, options and other employment related benefits.

5.8	Resolutions and/or actions relating to transactions of the Company, Subsidiaries and/or affiliated companies with others, including inter-company transactions, and clients, contractors, suppliers etc.

5.9	Resolutions and/or actions relating to the distribution of dividends and/or repurchase of shares or returns of capital or loans of the Company.

5.10	Resolutions and/or actions relating to tender offers, including actions relating to delivery of opinions in relation thereto, of the Company.

5.11	Resolutions and/or actions relating to a merger or restructuring of the Company, a Subsidiary and/or affiliated companies.

5.12	Resolutions and/or actions relating to environmental matters.

5.13	Resolutions and/or actions in connection with any restrictive trade practice or monopolies of the Company, a Subsidiary and/or affiliated companies.

5.14	Resolutions and/or actions in connection with an affiliated company or a Subsidiary.

5.15	Resolutions and/or actions relating to the approval of transactions with directors and officers of the Company; and also with holders of controlling interests in the Company.

5.16	Resolutions and/or actions in connection with the approval of financial statements of the Company, Subsidiaries and/or affiliated companies.

5.17	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or affiliated companies, whether such policies and procedures are published or not.

5.18	Representations and warranties made in good faith in connection with the business of the Company, Subsidiaries and/or affiliated companies.

Miscellaneous

6.	In the event that an investigation and/or a legal proceeding is commenced against you, or there exists a threat or concern that such a proceeding shall be commenced, the Company will make available to you, in advance and on account, such amounts as shall be estimated by the Company to cover those reasonable legal expenses, including attorneys’ fees, to which you are entitled to be indemnified, unless the Company shall take upon itself to manage the proceedings as provided herein below.

Additionally, the Company shall make available to you any securities and/or guarantees which you will be required to provide in the framework of any action or proceeding and/or according to any interim decision, including arbitration proceedings, and including with respect to the exchange of any attachments imposed on your assets, prior to the commencement and/or termination of any such action or proceeding, provided however, that the total of such amounts, securities and guarantees shall not exceed the maximum amount of indemnification hereunder, as provided in Section 4.1 above.

In the event that the Company provides you with advance funds and it transpires that you are not entitled to indemnification, you shall cause the discharge of the same, and if any such securities or guarantees have been realized, you shall, upon first demand by the Company, refund the Company and repay all amounts previously paid by the Company linked to the representative rate of exchange of the U.S. dollar.

7.	Your right to indemnification hereunder shall be subject to the following conditions:

7.1	You shall notify the Company of any legal proceeding initiated against you and of any possibility or threat that such an action will be initiated, immediately after you shall gain knowledge or become aware of the same and in any case within fourteen (14) days from the day that you are first aware thereof and you shall promptly transfer to the Company or its designee, any document transferred to you and any information you shall obtain relating to such action.

In addition, you shall notify the Company on a regular basis of any events that may result in the initiation of a legal action against you.

7.2	Other than with respect to proceedings that have been initiated against you by the Company or in its name, and except when there is a conflict of interest between you and the Company, the Company shall have the right to assume the defense on your behalf and/or to retain any attorney (subject to the provisions of Section 6 above), except for an attorney who shall not be acceptable to you based on reasonable grounds, in which event the Company shall retain an alternative attorney.

The Company and/or the attorney retained by the Company shall be entitled to act in their sole discretion and to conclude the action in any manner, including by way of a settlement, provided, however, that the Company and its attorney shall keep you notified on a regular basis of all events in the action.

You shall execute any document requested by the Company, empowering the Company and/or its attorney to defend and/or represent you in such action.

For the avoidance of doubt, in the case of criminal or administrative proceedings the Company and/or the attorney retained by the Company will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a settlement arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law, without your consent. However, the foregoing will not prevent the Company and/or its attorneys, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law.

7.3	You shall fully cooperate with the Company and/or the attorney retained in any action in any reasonable manner required from you relating to the legal action, provided that the Company covers all of your expenses arising from such cooperation.

7.4	Notwithstanding the foregoing, you will be entitled to appoint an attorney of your own that shall accompany you in such procedure. Your attorney shall be fully updated on the defense procedure, and the Company and the attorney conducting the legal defense on behalf of the Company shall fully cooperate with your attorney, including regularly consulting with your attorney on the measures taken in the course of the defense.

If, in accordance to paragraph 7.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification to indemnify you for any legal fees or expenses that you may expend in connection with your defense.

7.5	The Company shall not be required to indemnify you for any amount paid by you in accordance with any settlement in any legal action, demand or other proceeding, unless it had given its prior written consent to such settlement.

7.6	You shall not admit and/or assume any responsibility for any action for which you are entitled to indemnification pursuant to this Letter of Indemnification, before having received the Company’s written consent thereto.

8.	For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification and Exemption or in the resolutions referenced in Section 1.1 above derogate from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay, to the maximum extent permitted by the Companies Law.

9.	This Letter of Indemnification and Exemption shall not limit the Company or prevent it from increasing the maximum amount of indemnification with respect to indemnifiable events, due to a reduction in the insured amount of the directors and officers insurance policy or due to the fact that the Company is unable to acquire insurance covering the indemnifiable events under reasonable terms and due to any other cause whatsoever and provided such resolution regarding the same shall be adopted according to the manner prescribed under the Companies Law.

10.	The undertakings of the Company pursuant to this Letter of Indemnification and Exemption shall be widely construed and in a manner designed to give them effect to the fullest extent permissible by law. In the event of any contradiction between the provisions of this Letter of Indemnification and Exemption and any provision of law which is not dispositive or which cannot be amended, the provision of law shall prevail, but the same shall not impair or derogate from the validity of the other provisions hereunder.

11.	Subject to applicable law, the undertaking for indemnification shall apply to proceedings initiated against you during your office as well as to proceedings that will be initiated against you after you are no longer in office, provided however, such proceedings relate to actions performed by you in your capacity as an Office Holder of the Company while you were in office.

12.	This document shall constitute a binding undertaking by the Company enforceable in accordance with its terms. Any amendment, addition or omission will be valid only upon execution of a written agreement signed by the parties hereto. No waiver of any of the provisions of this Letter of Indemnification shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing.

13.	The Company shall perform any action and execute any document, resolution and enter any proceeding required to allow it to effectuate and perform its obligations hereunder.

14.	Your rights hereunder may not be assigned or transferred in any manner. Notwithstanding the above, this Letter of Indemnification is granted to and shall be actionable by your estate, your respective successors, or legal representatives.

15.	This Letter of Indemnification shall be governed by the laws of the State of Israel. The competent courts of the State of Israel shall have exclusive jurisdiction, and no forum outside of Tel Aviv, Israel, shall have any jurisdiction, over any matter in connection with this Letter of Indemnification, including its validity, construction, extent or cancellation.

Kindly sign and return the enclosed copy of this Letter of Indemnification to acknowledge your agreement to the contents hereof.

Sincerely,

B Communications Ltd.

Accepted and agreed to as of the date

First above written: ______________________________